MONTHLY REPORT - NOVEMBER, 2007
                               Global Macro Trust
              The net asset value of each unit as of November 30, 2007
                 was $1,141.30, down 3.48% from $ 1,182.51 per unit
                            as of October 31, 2007.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (525,088.348      $   6,920,057     613,999,937     620,919,994
   units) at October 31, 2007
Addition of 8,303.871 units on          148,609       9,670,800       9,819,409
   November 1, 2007
Redemption of 5,395.010 units on             (0)     (6,157,325)     (6,157,325)
   November 30, 2007*
Net Income (Loss) - November, 2007     (270,796)    (21,639,667)    (21,910,463)
                                    -----------  --------------  --------------
Net Asset Value at November 30,    $   6,797,870    595,873,745     602,671,615
2007
                                    ===========  ==============  ==============
Net Asset Value per Unit at
November 30, 2007 (525,054.889
units inclusive of 57.680
additional units.)                               $    1,141.30


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 24,921,887      72,371,563

      Change in unrealized gain (loss) on open      (53,356,299)     (9,523,983)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                         1,653,684       3,172,375


   Interest income                                    2,313,996      24,406,713

   Foreign exchange gain (loss) on margin               183,388         376,619
      deposits

Total: Income                                       (24,283,344)     90,803,287

Expenses:
   Brokerage commissions                              3,445,236      34,738,539

   20.0% New Trading Profit Share                    (5,982,036)      4,868,144

   Custody Fees                                               0          60,283

   Administrative expense                               163,919       1,661,759


Total: Expenses                                      (2,372,881)     41,328,725

Net Income (Loss) - October, 2007                  $(21,910,463)     49,474,562


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      December 6, 2007


Dear Investor:

Global Macro Trust ("GMT") was down 3.48% for November, 2007. Year-to-date the Trust is up 9.73%.

In November, profits on interest rate futures trading were outweighed by losses on currency and stock index trading, and commodity trading was flat.

During November, every new report about credit and liquidity problems sent investors toward government debt instruments resulting in declining interest rates. Profits on long positions in U.S. Treasury notes and bonds, short-term eurodollar deposits, Japanese bonds and Canadian bonds, as well as on a short position in Australian bills, substantially outweighed losses on short positions in Australian, German and British notes and bonds.

Notwithstanding widespread comment on the demise of the U.S. dollar, the dollar rallied in November against high interest rate and emerging country currencies, resulting in losses on long positions in the currencies of Australia, Brazil, Canada, Chile, Mexico, South Africa, Norway, Great Britain, India and Korea. The yen, on the other hand, rallied against the dollar and a short yen position was unprofitable. The dollar continued to slip versus a number of European currencies, and long positions in the Swiss franc, euro, Polish zloty and Czech koruna were profitable.

The greater part of November's loss from currency trading was in non-dollar crosses as carry trades were unwound somewhat. The losing positions were primarily in long Australian dollar versus Swiss franc, Swedish krone and yen; long British pound versus Swiss franc and yen; long Norwegian krone and South African rand versus the euro; and long New Zealand dollar, Mexican peso and South African rand versus the yen.

In a tumultuous month in equity markets with a widespread selloff followed by a sharp rally at month-end, losses on long stock index futures positions outweighed gains on short positions. Long positions were unprofitable in Dutch, German, French, European, Swedish, South African, Australian, Hong Kong, Chinese, Taiwanese and Canadian indices and in the NASDAQ, S&P 500 and Dow
Jones in the U.S. Short positions were profitable in Italian, British and Japanese indices. At month-end, the Trust's stock index positions, as a percentage of total Trust NAV, were long about 33%, short about 20% for a net long of about 13%.

Overall, the commodity sector of the portfolio was about flat with profits from agricultural commodities approximately offset by losses from energy and metals. The grains were strong with profits on long positions in soybeans, soybean oil, soybean meal and Chicago and Kansas City wheat. In the softs, profits on a short sugar position were offset by a loss on a long position in cotton, and livestock was flat. Energy prices fell back in November and losses on long WTI and Brent crude oil and reformulated gasoline (RBOB) positions narrowly outweighed profits on short positions in natural gas. As concerns about recession increased, metals sold off. Profits on short positions in zinc, nickel and aluminum were outweighed by losses on long positions in copper, lead, platinum and silver. Long positions in gold and tin were flat.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman